January 28, 2020

James L. Dolan
Chief Executive Officer
MSG Entertainment Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

       Re: MSG Entertainment Spinco, Inc.
           Amendment No. 1 to Draft Registration Statement on Form 10 Submitted on January 13, 2020
           CIK No. 0001795250

Dear Mr. Dolan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10

Exhibit 99.1
Legal Proceedings, page 58

1. We note your disclosure that the litigation relating to the compensation package of James
       L. Dolan was stayed until December 19, 2019. Please provide updated disclosure relating to this litigation.
Note 1. Description of Business, page F-9

2. We note your response to our prior comment 10 and your conclusion that you have a single operating segment. However, on page five of your response you state that the
       CODM, James Dolan, is responsible for the allocation of resources and assessment of
 James L. Dolan
FirstName LastNameJames L. Dolan
MSG Entertainment Spinco, Inc.
Comapany NameMSG Entertainment Spinco, Inc.
January 28, 2020
January 28, 2020 Page 2
Page 2
FirstName LastName
         performance of MSG's operating segments, including all operating segments within the
         Entertainment reportable segment which will represent substantially all of the Company's operations upon separation. Please tell us to what "all operating segments" refers and whether the Entertainment reportable segment of MSG does, in fact, consist of multiple operating segments.
3. You state that the CODM will be solely responsible for determining how resources will be allocated across the enterprise. Please tell us how the CODM ensures resources are allocated to the various components in the most effective manner to drive shareholder value without the use of component-level data. Please also tell us what information the
         CODM uses to make resource allocation decisions.
4. Please describe in further detail the President and segment manager, Andrew Lustgarten's, role, including in allocating resources to and assessing the performance of the components of the Company, how his role in these tasks differs from the CODM's role, and what ability he has to make operating decisions.
5. You state the Company's organizational chart indicates that component-level profit and loss management will report directly to the President. Please tell us whether these managers currently meet with the President and whether the President does and/or will receive and review operating results from those component managers.
6. Please tell us the financial information the CODM reviews to prepare for meetings with the President and segment manager, the financial information discussed in those meetings, and who else attends those meetings.
7. We note the description of operating results regularly reviewed by the CODM. You state a weekly report "aggregates information prepared by each component." Please clarify whether a weekly report aggregates component information or whether it includes only aggregated information. You state the weekly reports do not include "full financial information" for components. Please tell us what information they include.
8. Please also tell us whether the CODM regularly reviews results on a basis other than weekly and monthly, such as on a quarterly basis. If so, tell us what information the results include or are expected to include.
9. In your response to our prior comment 6, you state that a principal objective of MD&A is to provide a narrative explanation of financial statements that enables investors to see the company "through the eyes of management." We note your results of operations disclosure in MD&A analyzes changes in both revenues and direct operating expenses by categories even more granular than the components you identified on page 6 of your response. Please explain to us how the granular-level detail in MD&A is "through the eyes of management" while at the same time the CODM doesn't use component-level financial information.
10. Your analysis of whether discrete financial information is available (ASC 280-10-50-1c)
         on page seven appears to instead relate to the nature of operating results regularly
 James L. Dolan
MSG Entertainment Spinco, Inc.
January 28, 2020
Page 3
      reviewed by the CODM. Please specifically address whether discrete financial information for your components is available.
Notes to Consolidated Financial Statements
Note 3. Revenue Recognition, page F-26

11. We note your response to our prior comment 11. With regard to disaggregated revenue disclosures, you state you selected "(e) timing of transfer of goods or services" from the examples of categories that might be appropriate in ASC 606-10-55-91 because a significant portion of revenue is recognized over time. Note that ASC 606 does not limit selecting only a single basis of disaggregation from paragraph 55-91. For example, paragraph 50-5 states an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. We understand that the timing of cash flows between suite licenses (upfront collection), ticket sales (upfront collection), and entertainment dining and nightlife (point of sale collection) differ from each other.
      We also note that your response to our prior comment 10 includes a list of business activities from which you earn revenues (page seven) and that your MD&A includes a list of changes in similar (but not the same) revenue categories for which you assess your performance. For these reasons, we believe you should reassess your evaluation of disaggregation of revenue, which may include more than one type of category to meet the objective in paragraph 606-10-50-5 for disaggregating revenue. Paragraph 55-297 includes an example of disaggregation on the basis of several categories.
        You may contact Scott Stringer at (202) 551-3272 or Lyn Shenk, Accounting Branch
Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal
Branch Chief, at (202) 551-3469 with any other questions.



                                                             Sincerely,
FirstName LastNameJames L. Dolan
                                                             Division of
Corporation Finance
Comapany NameMSG Entertainment Spinco, Inc.
                                                             Office of Trade &
Services
January 28, 2020 Page 3
cc:       Robert W. Downes, Esq.
FirstName LastName